RS Investment Trust

388 Market Street, 17th Floor

San Francisco, CA 94111

May 14, 2009

Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Re: RS Investment Trust (File No. 811-05159)

Dear Ms. DiAngelo:

I am Treasurer of RS Investment Trust (the “Trust”) and Chief Financial Officer of RS Investment Management Co. LLC (“RSIM”). This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally by you to me, Shelly Tam, Mutual Fund Controller, and John Gennovario, Mutual Fund Controller, on April 15, 2009, relating to the Staff’s recent review of certain filings by RS Investment Trust. For convenience of reference, the comments have been summarized before each response.

Form N-PX for the period July 1, 2007 – June 30, 2008 (filed August 25, 2008) – the “August 25, 2008, Form N-PX”

1. Comment: Please explain why the August 25, 2008, Form N-PX, did not contain a conformed signature.

Response: The Trust maintains the original signature page for the August 25, 2008, Form N-PX filing in its records; however, the conformed signature on the electronic filing was inadvertently omitted. The Trust will file Form N-PX/A, and such filing will reflect that the filing was signed on behalf of the Trust by the principal executive officer.

2. Comment: To the extent a series of the Trust (each, a “Fund”) has no reportable proxy voting information (e.g., fixed income funds), please provide a statement to that effect in the Trust’s Form N-PX filing.

Response: The Trust will provide a statement to that effect in future filings on Form N-PX for Funds with no reportable proxy voting information.

3. Comment: Please explain why RS International Growth Fund’s proxy voting record was not included in the August 25, 2008, Form N-PX.

Response: RS International Growth Fund’s proxy voting record was inadvertently omitted in the August 25, 2008, Form N-PX. The Trust will file Form N-PX/A to correct this omission.

Amendment Filings

4. Comment: When making a filing that amends a prior filing, please provide a cover letter stating the reasons for the amendment.

Response: The Trust will include a cover letter when making a filing that amends a prior filing setting forth the reasons for the amendment.

5. Comment: Please provide brief descriptions of the reasons for the Trust’s filings of (1) Form N-Q/A on June 3, 2008; (2) Form 24f-2/A on March 27, 2008; and (3) Form N-SAR/A on September 20, 2007.

Response:

(1)	Form N-Q/A, filed on June 3, 2008, was intended to supersede the Form N-Q filing, filed on May 30, 2008, which had been inadvertently filed by the Trust’s service provider using a preliminary version of the report. The final version of the report included in the amended filing reflected updated disclosures required under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

(2)	The submission type used for the Form 24f-2 filing on March 27, 2008, was incorrect due to key entry error by the Trust’s service provider. The filing was incorrectly submitted under EDGAR submission type “24f-2/A” (indicating an amended filing), rather than EDGAR submission type “24f-2”. Accordingly, on May 7, 2009, the Trust submitted a request for a post-acceptance correction via EDGAR to correct the submission type of this filing.

(3)	Form N-SAR/A, filed on September 20, 2007, was submitted to correct non-material errors (primarily in Item 25) in the original filing.

Form N-CSR for the 12-month period ended December 31, 2008 (filed March 6, 2009)

6. Comment: Within Management’s Discussion of Fund Performance (the “MDFP”), please base the line graphs comparing initial and subsequent account values on a Fund’s required minimum initial investment amount if that amount exceeds $10,000.

Response: The Trust will base the line graphs comparing initial and subsequent account values on a Fund’s required minimum investment if that amount exceeds $10,000.

7. Comment: For future reports, please present the reason for any benchmark change in a footnote to the line graph in the MDFP. Please also consider adding more detail regarding the reason for the benchmark change as appropriate.

Response: The Trust will present the reason for any benchmark change in a footnote to the line graph in the MDFP and, to the extent appropriate, will add more detail regarding the reason for the change.

8. Comment: Please confirm that the following changes related to benchmark indexes were due to changes in the name of the indexes: (1) From “S&P GSTI Composite Index” to “S&P North American Technology Sector Index” (RS Technology Fund); and (2) From “S&P GSSI Natural Resources Index” to “S&P North American Natural Resources Sector Index” (RS Global Natural Resources Fund).

Response: The referenced indexes were renamed by the index sponsor effective after the close of business on March 28, 2008.

9. Comment: For future shareholder reports, please consider adding a statement in the Performance Update section for each Fund referring readers to the Financial Highlights section of the report for more recent information on expense ratios.

Response: The Trust intends to add the statement suggested in future shareholder reports.

10. Comment: In “Understanding Your Fund Expenses,” the example for Class C shares of RS Investors Fund reflects that the net expense ratio for the six-month period ended December 31, 2008, was 0.41% for the Class, whereas the net expense ratio for the twelve-month period ended December 31, 2008, was 1.43% for the Class. Please explain the variance between the six-month expense ratio and the annual expense ratio.

Response: During the six-month period from January 1, 2008, to June 30, 2008, the Fund accrued expenses based on an estimated budget for the fiscal year ending 2008. During the six-month period from July 1, 2008, to December 31, 2008, budgeted amounts of class-specific expenses (e.g., transfer agent fees) were adjusted as actual expenses for the year were determined, resulting in a lower expense ratio during this six-month period than the total expense ratio for the full year. Since RS Investors Fund Class C is a relatively small class of the Fund, with $61,864 in average net assets for the year ended December 31, 2008, these adjustments had a larger impact on the expense ratio for Class C shares of the Fund than if such share class had greater net assets.

11. Comment: The Statements of Changes in Net Assets for RS Small Cap Equity Fund (formerly, RS Small Cap Core Equity Fund), RS Equity Dividend Fund, and RS International Growth Fund reflect return of capital distributions by each of the Funds. Please confirm the Funds’ compliance with Section 19(a) of the Investment Company Act of 1940 (the “1940 Act”), and address the characterization of the payments in the “Distributions” section of the RSIM Web site.

Response: Based on the information available at the time of the dividend payments, RSIM concluded that the character of the dividends was reportable as from ordinary income and/or capital gain. Accordingly, the dividends payments were described on the RSIM Web site as such and notification pursuant to Section 19(a) of the 1940 Act was deemed to be not applicable. After payment of the dividends in December 2008, and subsequent to December 31, 2008, data became available that related to the Funds’ investments in real estate investment trusts, publicly traded partnerships, and passive foreign investment companies. Characterization of income from such investments is generally not determinable until receipt of each entity’s tax forms after the end of the calendar year. The data indicated that a portion of the dividend payments should be characterized as a return of capital and this was reflected in the Funds’ financial statements as required by United States generally accepted accounting principles and included in the Funds’ 2008 annual report to shareholders, which was the first report to shareholders following discovery of the need to change the characterization of such dividend payments.

12. Comment: Although the Notes to the Financial Statements indicate that RS Select Growth Fund’s average borrowing during the period was approximately $6.5 million, a Statement of Cash Flows presentation was not included for the Fund. Please describe what the Trust considers the threshold for “significant borrowings” requiring a Statement of Cash Flows presentation.

Response: The Trust generally considers “significant borrowings” with respect to a Fund to be average borrowings greater than 10% of the average daily net assets of the Fund for the year. The average borrowing is calculated based on the number of days for which borrowings were outstanding. RS Select Growth Fund borrowed $6,501,625 for one day on January 2, 2008, representing 5.1% of net assets at the time of the borrowing and 7.3% of the Fund’s average net assets for the year. Accordingly, the Trust concluded that a Statement of Cash Flows presentation was not required for the Fund.

13. Comment: Please confirm that interest expense on borrowings is included in “Other Expenses” in the Statement of Operations.

Response: Interest expense on borrowings, if any, is included in “Other Expenses” in the Statement of Operations.

14. Comment: For 2007 and 2008, portfolio turnover rates were 53% and 127% for RS Low Duration Bond Fund and 82% to 160% for RS Equity Dividend Fund, respectively. Please explain the reason for the increase in portfolio turnover rates for these Funds and describe what the Trust considers a significant variance.

Response: As stated in the Trust’s Statement of Additional Information, these Funds, like many of the RS Funds, have experienced high rates of portfolio turnover in recent years, which have been the result of active trading strategies employed by the Funds’ portfolio managers in response to market conditions. The increase in the portfolio turnover rate for RS Low Duration Bond Fund in 2007 and 2008 was due to the foregoing reason. The portfolio turnover rate for RS Equity Dividend Fund in 2008 was consistent with its portfolio turnover rate in 2007 since the Fund’s portfolio turnover rate for 2007 was for a five-month period (7/31/07-12/31/07) and was not annualized. The Trust considers the variations in each Fund’s portfolio turnover rate on a case by case basis to identify those Funds that had portfolio turnover rates it considers to have deviated significantly from the prior year. The Trust then determines whether any additional explanation is appropriate in the Trust’s Statement of Additional Information.

15. Comment: RS Large Cap Alpha Fund Class B’s net investment loss per share was ($2.99), whereas the Fund’s other share classes disclosed per share net investment income. Please review the underlying calculation and confirm that this is correct.

Response: The per share calculations (prepared in accordance with the requirements of Form N-1A) were reviewed, and RS Large Cap Alpha Fund Class B’s net investment loss per share is correct as reported. Differences between net investment income per share reported for Class B and for Classes A, C, K, and Y are the result of differences in accumulated historical losses or income, respectively. These differences were exacerbated in 2008 by the high level of redemptions of Class B shares (the number of Class B shares outstanding decreased 38% during 2008), resulting in a proportionately higher per share net investment loss.

16. Comment: Please confirm whether RS International Growth Fund and RS Emerging Markets Fund have percentage limitations on investments in a single country. If there are no such limitations, please confirm that the Funds’ prospectus or Statement of Additional Information addresses the risks involved with concentrating investments within a single country.

Response: RS International Growth Fund’s and RS Emerging Markets Fund’s investment policies do not contain percentage limitations on investments in a single country. In the Trust’s prospectus, “Foreign Securities Risk” is listed as a Principal Risk for each Fund, with disclosure language that includes the following: “…to the extent that investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund.”

17. Comment: With respect to reporting periods during which there were no amendments to the Code of Ethics or waivers granted with respect to the Code of Ethics, please include an affirmative statement to that effect under Item 2 of Form N-CSR.

Response: In future filings with respect to reporting periods during which there were no amendments to the Code of Ethics or waivers granted with respect to the Code of Ethics, the Trust will provide an affirmative statement to that effect under Item 2 of Form N-CSR.

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As requested, we acknowledge that: (i) the foregoing Staff comments or changes to disclosure in response to the foregoing comments do not foreclose the Commission from taking any action with respect to the filings reviewed by the Staff; (ii) the Staff’s review of the filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please feel free to contact me at (415) 591-2813 with any questions you may have.

Sincerely,

/s/ James E. Klescewski
James E. Klescewski
Treasurer
RS Investment Trust

cc: The Trustees of RS Investment Trust